SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-9300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED

EMPLOYEES OF SOUTHERN NEW ENGLAND

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Page 1 of 19 pages

Exhibit Index: Page 4

The Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Schedule of Assets at December 31, 2003

Signature

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED EMPLOYEES OF SOUTHERN NEW ENGLAND
(Name of Plan)

By:	/s/ JOYCE KING-LAVINDER
Joyce King-Lavinder Member, Global Retirement Programs Committee

Date: June 25, 2004

Exhibit Index

Exhibit Number	Description

Exhibit 23 –	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Coca-Cola Enterprises Savings Plan for Organized

Employees of Southern New England

Year ended December 31, 2003 and as of December 31, 2002

with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Audited Financial Statements

and Supplemental Schedule

Year ended December 31, 2003 and as of December 31, 2002

Report of Independent Registered Public Accounting Firm

Global Retirement Programs Committee

Coca-Cola Enterprises Inc.

We have audited the accompanying statements of net assets available for benefits of the Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Atlanta, Georgia

June 18, 2004

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$4,592,817	$3,660,105

Net assets available for benefits	$4,592,817	$3,660,105

See accompanying notes.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Interest and dividends	$125,150
Net realized and unrealized appreciation in fair value of investments	392,732

517,882
Participant contributions	497,239

Total additions	1,015,121
Deductions from net assets attributed to:
Transfer to other company-sponsored retirement plans	1,262
Distributions to participants	80,677
Administrative expenses	470

Total deductions	82,409

Net increase	932,712
Net assets available for benefits:
Beginning of year	3,660,105

End of year	$4,592,817

See accompanying notes.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Enterprises Inc. (the “Company”).

The Plan was formed effective July 1, 1993 and restated effective January 1, 1997. The Plan is a defined contribution plan covering certain employees of the Company.

Eligibility

Each employee who (1) has attained age 21 and worked at least one hour of service (1,000 hours of service prior to March 1, 2001) during a 12–month period and (2) is covered by the International Brotherhood of Teamsters, Local 1035, 677, 182, 317, 669, 687, or 693 bargaining unit and who is eligible for the Plan under the terms of the collective bargaining agreement negotiated between the Company and such bargaining unit, shall become a participant on the entry date (first day of the pay period coincident with employment as an eligible employee having completed the age and service requirement) at which time the participant may elect to begin compensation deferrals.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

The Plan allows a participant to contribute up to 16% of eligible compensation, as defined, subject to the maximum allowed by the Internal Revenue Code (the “IRC”). A participant may elect to change the rate of pre-tax contributions or suspend all pre-tax contributions at any time. The Company may elect to contribute an amount determined annually by the Company. The Company made no contributions during 2003.

Loans

Participants who are employed at the time of the loan request, including an employee on leave, may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1–5 years or up to 15 years for the purchase of a primary residence. The balance in the participant’s account secures the loan and the loan bears interest at the prime rate as published in the Wall Street Journal on the second business day of the month preceding the date the loan is issued. Principal and interest are generally repaid in equal installments by a payroll deduction each paycheck which is applied directly to the participant’s account.

Vesting

Each participant shall always be 100% vested in his or her pre-tax contributions and rollover contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses. The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts (continued)

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of this Plan. During the year ended December 31, 2003, the Plan transferred participant accounts totaling $1,262 to the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan.

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, death, disability or termination of employment.

Distributions to participants shall be made in a single lump sum payment if their vested account balance is $5,000 or less. If the participant’s vested account balance exceeds $5,000, the Plan permits distribution under lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement a withdrawal from the balance of the participant’s pre-tax contribution account would be available only for a financial hardship.

Plan Termination

The Company expects to continue the Plan indefinitely but has the right under the Plan agreement to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments

The Stable Value Fund, a common collective trust fund, is valued at fair value, which approximates cost. Other common collective trust funds are valued at fair value as determined by the Plan’s trustee based on the market values of the underlying assets comprising the fund. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

3. Investments

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year ended December 31, 2003
Common stock	$68,676
Collective trust funds	4,906
Mutual funds	319,150

Total	$392,732

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Common Stock of Coca-Cola Enterprises Inc.	$288,621	$264,422
Common Stock of The Coca-Cola Company	456,000	402,808
Putnam Asset Allocation: Balanced Portfolio	698,067	698,366
Putnam Fund for Growth and Income	726,612	572,900
Putnam Stable Value Fund	1,803,402	1,307,150
Participant loans	*	198,867

*	Amount was less than 5% of net assets.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Audited Financial Statements (continued)

4. Transactions with Parties-in-Interest

During 2003, the Plan purchased 179 common shares of The Coca–Cola Company, a significant shareowner of Coca-Cola Enterprises Inc., with a fair value of $7,998 and sold 386 common shares for proceeds of $16,004 resulting in a loss of $1,533. During 2003, the Plan received cash dividends from investments in The Coca–Cola Company common stock of approximately $8,000. As of December 31, 2003 and 2002, the Plan held 8,985 and 9,192 common shares of The Coca-Cola Company stock with a fair value of $456,000 and $402,808, respectively.

Also during 2003, the Plan purchased 4,235 common shares of Coca–Cola Enterprises Inc. with a fair value of $84,527 and sold 3,212 common shares for proceeds of $70,317 resulting in a gain of $4,043. During 2003, the Plan received cash dividends from investments in Coca-Cola Enterprises Inc. common stock of approximately $2,000. As of December 31, 2003 and 2002, the Plan held 13,197 and 12,174 common shares of Coca-Cola Enterprises Inc. stock with a fair value of $288,621 and $264,422, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 16, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

EIN: 58-0503352     Plan Number: 010

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	AIM Investments	Invesco Energy Fund	$4,142
	American Century Investments	International Growth Fund	4,074
	Barclays Global Investors	Lifepath 2010 Fund	678
	Barclays Global Investors	Lifepath 2020 Fund	2,628
	Barclays Global Investors	Lifepath 2030 Fund	1,574
	Barclays Global Investors	Lifepath 2040 Fund	415
	Barclays Global Investors	Lifepath Income Fund	1,449
	Franklin Templeton Investments	Growth Fund	263
	Janus Capital Corporation	Worldwide Fund	7,132
	Morgan Stanley Institutional Funds	Small Company Growth Portfolio	6,106
	Morgan Stanley Institutional Funds	Technology Portfolio	4,976
	Morgan Stanley Institutional Funds	U.S. Real Estate Portfolio	31,587
	Oppenheimer Funds	Quest International Value Fund	6,931
	Pimco Funds	High Yield Fund	12,372
*	Putnam Fiduciary Trust Company	Asset Allocation: Balanced Portfolio	698,067
*	Putnam Fiduciary Trust Company	Bond Index Fund	40,740
*	Putnam Fiduciary Trust Company	Capital Opportunities Fund	3,526
*	Putnam Fiduciary Trust Company	Fund for Growth and Income	726,612
*	Putnam Fiduciary Trust Company	Health Sciences Fund	6,175
*	Putnam Fiduciary Trust Company	International Capital Opportunities Fund	13,429
*	Putnam Fiduciary Trust Company	International Equity Fund	206,199
*	Putnam Fiduciary Trust Company	International Growth and Income Fund	290

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

EIN: 58-0503352     Plan Number: 010

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Putnam Fiduciary Trust Company	Investors Fund	428
*	Putnam Fiduciary Trust Company	Mid-Cap Value Fund	5,149
*	Putnam Fiduciary Trust Company	OTC & Emerging Growth Fund	711
*	Putnam Fiduciary Trust Company	Research Fund	5,005
*	Putnam Fiduciary Trust Company	S&P 500 Index Fund	19,564
*	Putnam Fiduciary Trust Company	Stable Value Fund	1,803,402
*	Putnam Fiduciary Trust Company	Vista Fund	4,738
	SunTrust Institutional	Classic Small Cap Value Equity Fund	8,543
*	Coca-Cola Enterprises Inc.	Common Stock	288,621
*	The Coca-Cola Company	Common Stock	456,000
*	Participants	Loans with interest rates ranging from 4.0% to 9.5%, with maturities through 2013	221,291

			$4,592,817

*	Indicates a party-in-interest to the Plan.

Note:	Cost information has not been included in column (d) because all investments are participant directed.